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                                                              EXHIBIT (a)(2)(i)





                           [INDIGO N.V. LETTERHEAD]

                                                               February 21, 2002

Dear Shareholders:

   On September 5, 2001, the Management Board, the Supervisory Board and the Combined Board of Indigo N.V. approved an offer agreement with Hewlett-Packard Company, providing for the acquisition of Indigo by Hewlett-Packard.

   Pursuant to the offer agreement, Hewlett-Packard, through one of its subsidiaries, has commenced an offer to exchange all of the outstanding common shares of Indigo for a price equal to either:

   (i) the fixed offer price, consisting of $7.50, subject to adjustment, in Hewlett-Packard common stock (not more than 0.4494 and not less than 0.3167 of a share of Hewlett-Packard common stock), or

  (ii) the contingent offer price, consisting of $6.00, subject to adjustment, in Hewlett-Packard common stock (not more than 0.3595 and not less than 0.2534 of a share of Hewlett-Packard common stock), plus one non-transferable contingent value right, which we refer to as a CVR.

   You must elect to receive either the fixed offer price or the contingent offer price for all the Indigo common shares you tender. The terms of the offer agreement limit the total number of common shares that Hewlett-Packard will accept in exchange for each of the consideration alternatives. Based on Indigo's capitalization as of December 31, 2001, approximately 39.6 million Indigo common shares may be exchanged for the fixed offer price and approximately 56.2 million Indigo common shares may be exchanged for the contingent offer price. As a result, up to 18% of the Indigo common shares you tender may be exchanged for the form of consideration you do not elect. This means, if you elect the fixed offer price, you may receive the contingent offer price for as much as 18% of the Indigo common shares that you tender. If you elect the contingent offer price, you may receive the fixed offer price for as much as 13.4% of the Indigo common shares that you tender. As a result of the Landa Family Trust agreeing to take whichever of the elections is undersubscribed, you will receive the form of consideration you elect for at least 82% of your Indigo common shares.

   The fixed offer price is equal to a fraction of a share of Hewlett-Packard common stock that has a value equal to $7.50, subject to certain adjustments. The fraction of a share of Hewlett-Packard common stock that will be exchanged for each common share of Indigo will be determined by dividing $7.50 by the average closing sales price of Hewlett-Packard common stock on the New York Stock Exchange during the 20 consecutive trading days ending on the trading day on which the third most recent closing of the US markets prior to the expiration of the exchange offer occurs. However, the offer agreement provides that the average closing sales price to be used in the calculation must not be less than $16.69 or more than $23.68. As a result:

  . If the 20-day average of the closing sales price of Hewlett-Packard common stock is less than $16.69, then the fixed offer price shall be equal to
     0.4494 of a share of Hewlett-Packard common stock.

  . If the 20-day average of the closing sales price of Hewlett-Packard common stock is greater than $23.68, then the fixed offer price shall be equal to
     0.3167 of a share of Hewlett-Packard common stock.

  . If the 20-day average of the closing sales price of Hewlett-Packard common stock is less than or equal to $23.68 and greater than or equal to $16.69, then the fixed offer price shall be between 0.3167 and 0.4494 of a share of Hewlett-Packard common stock.

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   The contingent offer price is equal to a fraction of a share of
Hewlett-Packard common stock that has a value equal to $6.00, subject to certain adjustments, plus one CVR. The fraction of a share of Hewlett-Packard common stock that will be exchanged for each common share of Indigo will be determined by dividing $6.00 by the average closing sale price of Hewlett-Packard common stock on the New York Stock Exchange during the 20 consecutive trading days ending on the trading day on which the third most recent closing of the US markets prior to the expiration of the exchange offer occurs. We refer to such fraction of a share of Hewlett-Packard as the contingent price exchange ratio. The offer agreement provides that the average closing sales price to be used in the calculation must not be less than $16.69 or more than $23.68. As a result:

  . If the 20-day average of the closing sales price of Hewlett-Packard common stock is less than $16.69, then the contingent offer price shall be equal to 0.3595 of a share of Hewlett-Packard common stock.

  . If the 20-day average of the closing sales price of Hewlett-Packard common stock is greater than $23.68, then the contingent offer price shall be equal to 0.2534 of a share of Hewlett-Packard common stock.

  . If the 20-day average of the closing sales price of Hewlett-Packard common stock is less than or equal to $23.68 and greater than or equal to $16.69, then the contingent offer price shall be between 0.2534 and 0.3595 of a share of Hewlett-Packard common stock.

   The average closing sales price of Hewlett-Packard common stock on the New York Stock Exchange during the 20 consecutive trading days ending on February 19, 2002 was equal to $21.36. No later than two business days before the exchange offer expires, Hewlett-Packard will issue a press release announcing the final exchange ratios for the fixed offer price and the contingent offer price and file that press release with the Securities and Exchange Commission. You can also call Hewlett-Packard information agent, Georgeson Shareholder Communications, toll-free at (866) 233-9045 if you are in North America and at
(212) 806-6741 if you are outside of North America, for the final exchange ratios and the final average closing sales price of Hewlett-Packard common stock. Persons will be available to answer questions at these numbers throughout the entire period that the exchange offer is open.

   The CVR included in the contingent offer price will not be transferable and will entitle its holder to receive, in 2005, a contingent cash payment from a subsidiary of Hewlett-Packard between $0 and $4.50 depending on the consolidated net revenues of Hewlett-Packard during the three-year post-closing period from the sale or lease of LEP Digital Press Products and Consumables (as such terms are defined in the CVR agreement). The present value of such future potential payout will be lower than any amount paid in 2005. Hewlett-Packard will guarantee the contingent payment obligations of its subsidiary with respect to the CVRs. For each CVR, the cash payment will be equal to:

  .  $0, if the cumulative net revenue is equal to or less than $1.0 billion.

  . $4.50, if the cumulative net revenue is equal to or greater than $1.6 billion.

  . An amount between $0 and $4.50, if the cumulative net revenue is equal to an amount between $1.0 billion and $1.6 billion. This amount will be equal to the product of (A) $4.50 and (B) the quotient obtained by dividing (x) the dollar amount by which the cumulative net revenue exceeds $1.0 billion by (y) $600 million.

   The exchange offer is subject to, among other things, the tender of at least 95% of the outstanding common shares of Indigo, excluding treasury shares but including common shares issuable upon the exercise of Indigo's warrants other than those held by Hewlett-Packard or any of its subsidiaries or certain principal shareholders of Indigo.

   Under Dutch law, if Hewlett-Packard acquires at least 95% of the outstanding common shares of Indigo, the exchange offer may be followed by a squeeze-out procedure in which the holders of the remaining common shares may be forced to sell and transfer all their common shares to Hewlett-Packard. The consideration to be paid for the common shares acquired pursuant to this procedure is subject to judicial determination. If Hewlett-

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Packard decides to implement such squeeze-out procedure, it has agreed to offer to the remaining shareholders of Indigo consideration equivalent to the fixed offer price.

   After careful consideration, the Management Board, myself included, the Supervisory Board and the Combined Board, myself included, and excluding the member designated by Hewlett-Packard, separately and unanimously have approved the exchange offer and determined that the exchange offer is fair to and in the best interests of Indigo and Indigo's affiliated and unaffiliated shareholders. The Management Board, the Supervisory Board and the Combined Board separately and unanimously recommend that you accept the exchange offer and tender your shares pursuant to the exchange offer. In arriving at their recommendations, the Management Board, the Supervisory Board and the Combined Board considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of Indigo's financial advisor, Gleacher & Co. LLC, to the effect that, as of the date of the opinion, the consideration to be received by the holders of Indigo common shares pursuant to the exchange offer was fair, from a financial point of view, to the shareholders of Indigo other than Hewlett-Packard or its affiliates. Gleacher expressed no opinion as to the fairness of either the fixed offer price consideration or the contingent offer price consideration separately.

   Neither the Management Board, nor the Supervisory Board, nor the Combined Board makes any recommendation as to whether you should elect to receive the fixed offer price or the contingent offer price pursuant to the exchange offer. You must make your own decision with respect to such election.

   Enclosed is Hewlett-Packard's prospectus, dated February 19, 2002, together with related materials, including the Election Form/Letter of Transmittal to be used for tendering your Indigo common shares. These documents set forth the terms and conditions of the exchange offer and provide information on how to tender Indigo common shares to Hewlett-Packard. The Schedule 14D-9 describes in more detail the reasons for the boards' conclusion and contains other information related to the exchange offer. We urge you to read the Schedule 14D-9 and the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ BENZION LANDA
                                          Benzion Landa
                                          Chairman and Chief Executive Officer

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